UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 19, 2021

MDC PARTNERS INC.

(Exact name of Registrant as Specified in Its Charter)

Canada	001-13718	98-0364441
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One World Trade Center, Floor 65, New York, NY 10007

(Address of principal executive offices and zip code)

(646) 429-1800
(Registrant’s Telephone Number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Subordinate Voting Shares, no par value	MDCA	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 19, 2021, MDC Partners Inc. (“MDC” or the “Company”) and David Ross, the Company’s General Counsel and Executive Vice President, mutually agreed to end Mr. Ross’ employment with the Company effective upon the earliest to occur of (i) the consummation of the business combination between the Company and certain subsidiaries of Stagwell Media LP (the “Business Combination”), pursuant to that certain Transaction Agreement, dated as of December 21, 2020 and amended as of June 4, 2021 and July 8, 2021, (ii) the termination of the Transaction Agreement and (iii) August 31, 2021.

Upon his termination:

(i) Mr. Ross will be entitled to receive an amount in cash equal to (A) one (1) times the sum of (x) Mr. Ross’s then-current annual base salary and (y) the highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination, plus (B) the full amount of his 2020 cash discretionary bonus;

(ii) all of Mr. Ross’ previously granted long-term incentive awards will automatically vest and Mr. Ross will receive his full 2020 cash long-term incentive plan award with an EBITDA performance multiplier of two (2), regardless of whether a change in control occurs; and

(iii) Mr. Ross will be entitled to the continuation of his existing benefits and perquisites for twelve months following his termination, in accordance with his existing employment agreement.

In addition, in the event that the Business Combination is consummated or another change in control transaction is consummated within twelve (12) months following Mr. Ross’ termination date, Mr. Ross will be entitled to receive an additional amount in cash equal to (A) one (1) times the sum of (x) Mr. Ross’s then-current annual base salary and (y) the highest annual discretionary cash bonus he earned in the three years ending December 31 of the year immediately preceding his date of termination, plus (B) an additional one-time payment of $550,000, in each case, upon the consummation of the Business Combination or change in control transaction. Mr. Ross and MDC also agreed to a customary best after-tax cutback in the event that any taxes are assessed on Mr. Ross’ severance payments pursuant to Section 280G of the Internal Revenue Code and a mutual release of claims in connection with his termination. Mr. Ross will continue to report to the Special Committee of the Board of Directors of MDC established in connection with the Business Combination during the pendency of the Business Combination.

Item 5.07	Special Meeting of Shareholders

On July 19, 2021, the Company reconvened a special meeting of shareholders (the “Special Meeting”) originally convened on June 22, 2021. The Special Meeting was immediately adjourned until July 26, 2021 without the consideration of any other business in order to provide additional time for shareholders to consider the Business Combination. In order to effect the adjournment, the chair of the Special Meeting moved an adjournment resolution, and the final results of the voting on the adjournment are set forth below.

Resolution 1 – Adjournment. The shareholders approved the resolution to adjourn the Special Meeting to July 26, 2021 at 11:00 a.m. ET by the vote shown below.

Votes “For”	Votes “Against”
39,659,226	0

Item 8.01	Other Events.

Second Proxy Supplement

MDC is issuing a second supplement (the “Second Proxy Supplement”) to the Proxy Statement/Prospectus as supplemented by the Supplement solely with respect to the changes described in Item 5.02 of this Current Report on Form 8-K. The Second Proxy Supplement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additional Supplemental Disclosures

The following disclosures (the “Supplemental Disclosures”) supplement the disclosures contained in the definitive proxy statement/prospectus on Form 424B3 filed by MDC Partners Inc. (“MDC” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on May 10, 2021 (the “Proxy Statement/Prospectus”), as supplemented by the Supplement to the Proxy Statement/Prospectus filed by the Company with the SEC on July 12, 2021 (the “Supplement”), in connection with the previously announced combination of MDC’s business (the “Proposed Transaction”) with certain operating businesses of Stagwell Media LP (“Stagwell”) pursuant to the transaction agreement, dated December 21, 2020, by and among Stagwell, MDC, New MDC LLC and Midas Merger Sub 1 LLC (“Merger Sub”), as amended on June 4, 2021 and July 8, 2021 (as it may be further amended from time to time, the “Transaction Agreement”). The Proxy Statement/Prospectus was first mailed to shareholders of MDC on or about May 17, 2021.

The Supplemental Disclosures should be read in conjunction with the disclosures contained in the Proxy Statement/Prospectus and the Supplement, each of which should be carefully read in its entirety. To the extent that information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Proxy Statement/Prospectus. All page references are to pages in the Proxy Statement/Prospectus or the Supplement, as applicable, and any defined terms used but not defined herein shall have the meanings set forth in the Proxy Statement/Prospectus.

In connection with the Transaction Agreement and the Proposed Transaction, seven complaints challenging the sufficiency of the disclosures made in the Proxy Statement/Prospectus have been filed on behalf of MDC shareholders in (i) the United States District Courts for the District of Delaware, the Eastern District of New York, Southern District of New York and the Eastern District of Pennsylvania and (ii) the Supreme Court of the State of New York. The seven complaints, which are herein referred to collectively as the “Shareholder Actions,” are captioned as follows: Marc Waterman v. MDC Partners Inc., et al., No. 21-cv-00210 (D. Del. filed Feb. 16, 2021) (Connolly, J.), Luis Marques v. MDC Partners Inc., et al., No. 21-cv-01137 (E.D.N.Y. filed Mar. 2, 2021) (Chen, J.), Robert Wilhelm v. Mark J. Penn, et al., No. 651886/2021 (N.Y. Sup. Ct. filed Mar. 22, 2021), John Ryan v. Mark J. Penn, et al., No. 651923/2021 (N.Y. Sup. Ct. filed Mar. 23, 2021), Jeffrey D. Justice, II v. MDC Partners Inc., et al., No. 21-cv-01430 (E.D. Pa. filed Mar. 25, 2021) (Pappert, J.), Charles Williams v. MDC Partners Inc., et al., No. 21-cv-04120 (S.D.N.Y. filed May 7, 2021) (Stanton, J.), Christopher Jones v. Mark J. Penn, et al., No. 653751/2021 (N.Y. Sup. Ct. filed June 11, 2021). In general, the Shareholder Actions allege, among other things, that the defendants (which include (i) MDC, in four of the complaints, (ii) members of MDC’s board of directors, in each of the complaints, and (iii) Stagwell, New MDC LLC and Merger Sub, in one of the complaints) violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, or aided and abetted in such alleged violations, because the Proxy Statement/Prospectus allegedly omits or misstates material information. The Shareholder Actions seek, among other things, injunctive relief preventing the consummation of the Proposed Transaction, unspecified damages and attorneys’ fees.

MDC is making the Supplemental Disclosures in response to the Shareholder Actions and solely for the purpose of mooting the allegations contained therein. MDC denies the allegations of the Shareholder Actions, and denies any violations of law. MDC believes that the Proxy Statement/Prospectus disclosed all material information required to be disclosed therein, and denies that the Supplemental Disclosures are material or are otherwise required to be disclosed. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the Supplemental Disclosures.

Supplemental Disclosures to the Proxy Statement/Prospectus

1. The disclosure in the Proxy Statement/Prospectus in the section “The Proposed Transactions — Background of the Proposed Transactions” beginning on page 151 is supplemented as follows:

By amending and restating the fourth paragraph on page 154 to read as follows:

On July 10, 2020, DLA Piper delivered a draft mutual nondisclosure agreement (the “Stagwell NDA”) to Freshfields Bruckhaus Deringer US LLP (“Freshfields”), counsel to Stagwell. The draft Stagwell NDA proposed to include each of MDC, Stagwell and Mark Penn as parties and included a “standstill” pursuant to which each of Stagwell and Mark Penn would agree to refrain from certain activities, including the acquisition of any securities or assets of MDC or any of its subsidiaries and the proposal of any tender or exchange offer involving MDC or any of its subsidiaries, for the two-year term of the Stagwell NDA plus an additional period of six months. Between July 10, 2020 and July 21, 2020, DLA Piper and Freshfields negotiated the terms of the Stagwell NDA. In light of the broad sale process that MDC ran in late 2018-2019 that resulted in Stagwell’s initial investment and the public announcement of the Stagwell Proposal and the formation of the MDC Special Committee, following which neither the Company nor its advisors received any inbound inquiry, proposal or any other indication of interest from other parties, no other nondisclosure agreements were entered into beyond the Stagwell NDA in connection with the evaluation of the Proposed Transactions.

2. The disclosure in the Proxy Statement/Prospectus in the section “The Proposed Transactions — Opinion of Moelis” beginning on page 170 is supplemented as follows:

By amending and restating the first and second paragraphs on page 174 to read as follows:

The MDC Management Forecasts consisted of the MDC 2-Year Recovery Forecast and the MDC 3-Year Recovery Forecasts, which forecasted cases of 3% long-term revenue growth (the “3% LT Growth Case”) and 2% long-term revenue growth (the “2% LT Growth Case”), respectively (as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus). In performing the DCF analysis of MDC, Moelis utilized a range of discount rates of 9.75% to 12.00% based on an estimated range of MDC’s weighted average cost of capital (“WACC”). The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios based on Moelis’ professional judgment and informed by the corresponding information for the selected public companies described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis” beginning on page 175 of this Proxy Statement/Prospectus, (iii) an equity risk premium of 6.17% based on the 2019 Duff & Phelps Cost of Capital Navigator report’s supply-side long-horizon expected equity risk premium, and (iv) a size premium, also per the 2019 Duff & Phelps Cost of Capital Navigator report.

Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2020 of estimated Unlevered Free Cash Flows of MDC for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus, and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 1.0% to 2.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience, to projected terminal year Unlevered Free Cash Flow of MDC. Moelis noted that the range of perpetuity growth rates implied a terminal value multiple range of 5.6x to 8.0x under the 3% LT Growth Case and 5.5x to 7.9x under the 2% LT Growth Case, with implied terminal multiples calculated as terminal value divided by terminal year EBITDA, after adjusting for the midyear convention. Terminal value represents approximately 64% to 72% of total DCF net present value. Moelis then calculated a range of implied Equity Values by subtracting net debt of $789 million and preferred shares of $186 million (other than in scenarios in which the preferred shares are treated on an “as-converted” basis) of MDC from the implied range of Enterprise Values derived from the DCF analysis. Moelis separately valued and discounted at WACC approximately $82.2 million of net operating losses and $647.7 million of IRC 197 amortization deductions. The net operating loss and IRC 197 amortization deduction amounts were provided by MDC management. This analysis resulted in present value for such amounts of approximately $121.4 million to $131.4 million.

By amending and restating the fifth paragraph on page 174 to read as follows:

In performing the DCF analysis of Stagwell, Moelis utilized a range of discount rates of 7.75% to 9.50% based on an estimated range of the Stagwell Subject Entities’ WACC. The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2020, (ii) a selected range of unlevered betas and debt to total capitalization ratios based on Moelis’ professional judgment and informed by the corresponding information for the selected public companies described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis” beginning on page 175 of this Proxy Statement/Prospectus, (iii) an equity risk premium of 6.17% based on the 2019 Duff & Phelps Cost of Capital Navigator report’s supply-side long-horizon expected equity risk premium and (iv) a size premium, also per the 2019 Duff & Phelps Cost of Capital Navigator report.

By amending and restating the first paragraph on page 175 to read as follows:

Moelis used the foregoing range of discount rates to calculate estimated present values as of December 31, 2020 of estimated Unlevered Free Cash Flows of the Stagwell Subject Entities for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information” beginning on page 198 of this Proxy Statement/Prospectus, and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 2.0% to 3.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience and were above MDC’s long term growth rate given Stagwell is projected by both Stagwell and MDC to continue to outgrow MDC for an undetermined period of time thereafter, to projected terminal year Unlevered Free Cash Flow of the Stagwell Subject Entities. Moelis noted that the range of perpetuity growth rates implied a terminal value (terminal year Unlevered Free Cash Flow calculated on a Political Avg. basis) multiple range of 8.2x to 13.0x, with implied terminal multiples calculated as terminal value divided by terminal year EBITDA, after adjusting for the midyear convention. Moelis then calculated a range of implied Equity Values by subtracting net debt of $300 million of the Stagwell Subject Entities from the implied range of Enterprise Values derived from the DCF analysis.

By amending and restating the third paragraph on page 180, including adding the table as follows:

Moelis reviewed financial information for ~~certain~~ the following precedent transactions, where the target operates assets in advertising, marketing services, public relations and research and the minimum transaction value was $150 million. Selected precedent transactions analysis reflects implied Enterprise Value to Adj. EBITDA multiples paid in selected M&A transactions for companies with business characteristics similar to those of MDC and the Stagwell Subject Entities for purposes of Moelis’ analysis:~~.~~

Date Announced	Target	Acquirer	Enterprise Value ($mm)	EV / LTM EBITDA
Holding Company
Oct-2017	Asatsu-DK	Bain Capital	$1,196	13.0	x
May-2017	Havas	Vivendi SA	4.093	9.8	x
Dec-2014	Vision7	BlueFocus Communications	185	9.0	x
Digital / Data
Oct-2019	Firewood Marketing Inc.	S4 Capital	$150	13.2	x
Apr-2019	Epsilon Data Management	Publicis Groupe	4,400	9.1	x
Dec-2018	MightyHive	S4 Capital	150	13.5	x
Jul-2018	MediaMonks	S4 Capital	351	18.3	x
Jul-2018	Acxiom	IPG	2,300	13.9	x
Apr-2018	Instrument	MDC Partners	70	9.4	x
Nov-2014	Sapient	Publicis Groupe	3,384	16.0	x
Oct-2014	Olson Inc.	ICF International	295	10.4	x
Sep-2014	Conversant	Alliance Data Systems	2,285	10.6	x
May-2013	Acquity Group	Accenture Holdings	283	12.4	x
Nov-2012	Hyper Marketing	Epsilon	452	~9.0x
Sep-2012	LBi	Publicis Groupe	566	11.9	x
Jun-2012	AKQA	WPP	540	12.8	x
May-2011	Rosetta Marketing Group	Publicis Groupe	575	12.5	x
Creative
Apr-2019	Droga5	Accenture	$476	12.1	x
Research
Jul-2019	Kantar	Bain Capital	$3,976	8.2	x
Dec-2012	Arbitron	Nielson Holdings	1,335	10.2	x
Specialty PR
Mar-2020	Huntsworth	Clayton, Dubilier & Rice	$671	10.8	x
Jul-2015	Chime Communications	Providence – WPP Consortium	695	12.9	x
Media
Jul-2012	Aegis	Dentsu	$5,092	12.0	x

Given the selected precedent transactions were completed prior to the COVID-19 pandemic, Moelis did not utilize the precedent transactions analysis for purposes of its opinion and provided this analysis for information purposes only.

3. The disclosure in the Supplement in the section “The Proposed Transactions — Opinion of Moelis” beginning on page 60 is supplemented as follows:

By amending and restating the last three paragraphs on page 64 to read as follows:

In performing the DCF analysis of MDC, Moelis utilized a range of discount rates of 8.50% to 10.25% based on an estimated range of MDC’s weighted average cost of capital (“Current WACC”). The Current WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of July 6, 2021, (ii) a selected range of unlevered betas and debt to total capitalization ratios based on Moelis’ professional judgment and informed by the corresponding information for the selected public companies described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis,” (iii) an equity risk premium of 6.00% based on the 2020 Duff & Phelps Cost of Capital Navigator report’s supply-side long-horizon expected equity risk premium, and (iv) a size premium, also per the 2020 Duff & Phelps Cost of Capital Navigator report.

Moelis also performed a DCF analysis of MDC utilizing a range of discount rates of 9.75% to 12.00% based on the estimated range of MDC’s unaffected weighted average cost of capital (“Unaffected WACC”), used in the previous analysis as of December 21, 2020. The Unaffected WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of December 18, 2021, (ii) a selected range of unlevered betas and debt to total capitalization ratios based on Moelis’ professional judgment and informed by the corresponding information for the selected public companies described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis”, (iii) an equity risk premium of 6.17% based on the 2019 Duff & Phelps Cost of Capital Navigator report’s supply-side long-horizon expected equity risk premium, and (iv) a size premium, also per the 2019 Duff & Phelps Cost of Capital Navigator report.

Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2021 of estimated Unlevered Free Cash Flows of MDC for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain MDC Unaudited Prospective Financial and Operating Information,” and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 1.0% to 2.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience, to projected terminal year Unlevered Free Cash Flow of MDC of $163 million. Moelis noted that the range of perpetuity growth rates implied a terminal value multiple range of 6.7x to 9.6x based on the Current WACC, with implied terminal multiples calculated as terminal value divided by terminal year EBITDA, after adjusting for the midyear convention. Terminal value represents approximately 71% to 78% of total DCF net present value. Moelis then calculated a range of implied Equity Values by subtracting net debt of $805 million and preferred shares of $190 million (other than in scenarios in which the preferred shares are treated on an “as-converted” basis) of MDC from the implied range of Enterprise Values derived from the DCF analysis. Moelis separately valued and discounted at Current WACC approximately $35.8 million of net operating losses and $802.6 million of IRC 197 amortization deductions. The net operating loss and IRC 197 amortization deduction amounts were provided by MDC management. This analysis resulted in present values for such amounts of approximately $146.9 million to $156.7 million.

By amending and restating the third and fourth paragraphs on page 65 to read as follows:

In performing the DCF analysis of Stagwell, Moelis utilized a range of discount rates of 8.50% to 10.25% based on an estimated range of the Stagwell Subject Entities’ WACC. The WACC range reflected a derived cost of equity using (i) a risk-free rate based on the yield on 20-year U.S. government bonds as of July 6, 2021, (ii) a selected range of unlevered betas and debt to total capitalization ratios based on Moelis’ professional judgment and informed by the corresponding information for the selected public companies described in “The Proposed Transactions — Opinion of Moelis — Selected Publicly Traded Companies Analysis,” (iii) an equity risk premium of 6.00% based on the 2020 Duff & Phelps Cost of Capital Navigator report’s supply-side long-horizon expected equity risk premium and (iv) a size premium, also per the 2020 Duff & Phelps Cost of Capital Navigator report.

Moelis used the foregoing range of discount rates to calculate estimated present values as of June 30, 2021 of estimated Unlevered Free Cash Flows of the Stagwell Subject Entities for the calendar years ending December 31, 2021 through December 31, 2025 (in each case, discounted using a mid-year discounting convention), as described in “The Proposed Transactions — Certain Stagwell Unaudited Prospective Financial and Operating Information,” and (ii) estimated terminal values derived by applying a range of perpetuity growth rates of 2.0% to 3.0%, which range of perpetuity growth rates was selected based on Moelis’ professional judgment and experience, which rates were above MDC’s long term growth rate given Stagwell is projected by both Stagwell and MDC to continue to outgrow MDC for an undetermined period of time thereafter, to projected terminal year Unlevered Free Cash Flow of the Stagwell Subject Entities of $153 million. Moelis noted that the range of perpetuity growth rates implied a terminal value (terminal year Unlevered Free Cash Flow calculated on a Political Avg. basis) multiple range of 8.5x to 12.8x, with implied terminal multiples calculated as terminal value divided by terminal year EBITDA, after adjusting for the midyear convention. Moelis then calculated a range of implied Equity Values by subtracting net debt of $286 million of the Stagwell Subject Entities from the implied range of Enterprise Values derived from the DCF analysis.

By amending and restating the sixth paragraph on page 70, including adding the table as follows:

Moelis reviewed financial information for ~~certain~~ the following precedent transactions, where the target operates assets in advertising, marketing services, public relations and research and the minimum transaction value was $150 million. Selected precedent transactions analysis reflects implied Enterprise Value to Adj. EBITDA multiples paid in selected M&A transactions for companies with business characteristics similar to those of MDC and the Stagwell Subject Entities for purposes of Moelis’ analysis:~~.~~

Date Announced	Target	Acquirer	Enterprise Value ($mm)	EV / LTM EBITDA
Holding Company
Oct-2017	Asatsu-DK	Bain Capital	$1,196	13.0	x
May-2017	Havas	Vivendi SA	4.093	9.8	x
Dec-2014	Vision7	BlueFocus Communications	185	9.0	x
Digital / Data
Oct-2019	Firewood Marketing Inc.	S4 Capital	$150	13.2	x
Apr-2019	Epsilon Data Management	Publicis Groupe	4,400	9.1	x
Dec-2018	MightyHive	S4 Capital	150	13.5	x
Jul-2018	MediaMonks	S4 Capital	351	18.3	x
Jul-2018	Acxiom	IPG	2,300	13.9	x
Apr-2018	Instrument	MDC Partners	70	9.4	x
Nov-2014	Sapient	Publicis Groupe	3,384	16.0	x
Oct-2014	Olson Inc.	ICF International	295	10.4	x
Sep-2014	Conversant	Alliance Data Systems	2,285	10.6	x
May-2013	Acquity Group	Accenture Holdings	283	12.4	x
Nov-2012	Hyper Marketing	Epsilon	452	~9.0x
Sep-2012	LBi	Publicis Groupe	566	11.9	x
Jun-2012	AKQA	WPP	540	12.8	x
May-2011	Rosetta Marketing Group	Publicis Groupe	575	12.5	x
Creative
Apr-2019	Droga5	Accenture	$476	12.1	x
Research
Jul-2019	Kantar	Bain Capital	$3,976	8.2	x
Dec-2012	Arbitron	Nielson Holdings	1,335	10.2	x
Specialty PR
Mar-2020	Huntsworth	Clayton, Dubilier & Rice	$671	10.8	x
Jul-2015	Chime Communications	Providence – WPP Consortium	695	12.9	x
Media
Jul-2012	Aegis	Dentsu	$5,092	12.0	x

Given the selected precedent transactions were completed prior to the COVID-19 pandemic, Moelis did not utilize the precedent transactions analysis for purposes of its opinion and provided this analysis for information purposes only.

4. The disclosure in the Proxy Statement/Prospectus in the section “The Proposed Transactions — Canaccord Genuity Opinion and Formal Valuation” beginning on page 182 is supplemented as follows:

By amending and restating the last paragraph on page 189 to read as follows:

Canaccord Genuity selected a range of discount rates, from 10.0% to 11.0%, to apply to the projected unlevered free cash flows in the MDC Base Case. Such range of discount rates was based on an estimated range of MDC’s WACC. Canaccord Genuity believes that this range of discount rates reflected (i) the risk inherent in MDC based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature. In selecting such range of discount rates, Canaccord Genuity took into account various considerations and factors, including, among others, levered betas; unlevered betas; capital structures of MDC and comparable companies; equity risk premiums; size premiums; and certain other financial metrics for comparable companies. The metrics used were based upon publicly available financial data. The range of perpetual growth rates was estimated by Canaccord Genuity utilizing its professional judgment and experience, taking into account the MDC Management Forecasts and market expectations.

By amending and restating the first paragraph on page 190 to read as follows:

The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 10.0% to 11.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s professional judgment and experience, (ii) Canaccord Genuity’s assessment of the risks and growth prospects for MDC, beyond the terminal year, (iii) the long-term outlook for both the North American and global marketing and advertising industries, beyond the terminal year, and (~~iii~~ iv) other current market parameters that Canaccord Genuity considered relevant.

By amending and restating the second paragraph on page 193 to read as follows:

Canaccord Genuity selected a range of discount rates, from 8.0% to 9.0%, to apply to the projected unlevered free cash flows in the Stagwell Base Case. Such range of discount rates was based on an estimated range of the Stagwell Subject Entities’ WACC. Canaccord Genuity believes that this range of discount rates reflects (i) the risk inherent in the Stagwell Subject Entities based on current market conditions and the competitive environment, and (ii) ranges used by financial and industry participants in evaluating assets of this nature. In selecting such range of discount rates, Canaccord Genuity took into account various considerations and factors, including, among others, levered betas; unlevered betas; capital structures of Stagwell and comparable companies; equity risk premiums; size premiums; and certain other financial metrics for comparable companies. The metrics used were based upon publicly available financial data. The range of perpetual growth rates was estimated by Canaccord Genuity utilizing its professional judgment and experience, taking into account the Stagwell Management Forecasts and market expectations.

By amending and restating the last paragraph on page 193 to read as follows:

The terminal year unlevered free cash flow was derived on the basis of the assumptions highlighted by Canaccord Genuity herein. A terminal value was calculated using a discount rate range of 8.0% to 9.0%, and a perpetual growth rate range of 0.50% to 1.00%. These discount rate ranges and perpetual growth rate ranges were selected based on (i) Canaccord Genuity’s professional judgment and experience, (ii) Canaccord Genuity’s assessment of the risks and growth prospects for the Stagwell Subject Entities, beyond the terminal year, (iii) the long-term outlook for both the North American and global marketing and advertising industries (both as a whole and as it relates specifically to digital marketing and advertising), beyond the terminal year, and (~~iii~~ iv) other current market parameters that Canaccord Genuity considered relevant.

*****

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”) within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC’s or Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the “Special Meeting”); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the “Form S-4”), under the section entitled “Risk Factors” in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021, as supplemented by the supplement to the proxy statement/prospectus on Form 8-K filed on July 12, 2021 (together with the Form S-4, the “Proxy Statement/Prospectus”), under the caption “Risk Factors” in MDC’s Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A and under the caption “Risk Factors” in MDC’s Quarterly Report on Form 10-Q for the quarter-ended March 31, 2021 under Item 1A. These and other risk factors include, but are not limited to, the following:

•	an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;

•	adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

•	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Proposed Transaction;

•	the impact of uncertainty associated with the Proposed Transaction on MDC’s and Stagwell’s respective businesses;

•	direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;

•	the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and

•	the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus. This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020, in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021 and in the Quarterly Report on Form 10-Q filed by MDC with the SEC on May 10, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Second Proxy Supplement to the Proxy Statement/Prospectus, dated as of July 19, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 19, 2021

MDC Partners Inc.

By:	/s/ FRANK LANUTO
Frank Lanuto
Chief Financial Officer